

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 12, 2018

<u>Via E-mail</u>
David K. Ure
Chief Financial Officer
Mercer International Inc.
Suite 1120, 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

      Re: Mercer International Inc.
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed February 10, 2017
            File No. 000-51826

Dear Mr. Ure:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Ethan Horowitz

                             Ethan Horowitz
                             Accounting Branch Chief
                             Office of Natural Resources